PENNANTPARK FLOATING RATE CAPITAL LTD.

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

Via EDGAR	July 3, 2012

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John M. Ganley

Re:	PennantPark Floating Rate Capital Ltd.

Registration Statement on Form N-2 (File Nos. 333-180084 and 814-00891)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Floating Rate Capital Ltd. (the “Company”) respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-180084; 814-00891) so that such Registration Statement may be declared effective on Friday, July 6, 2012, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PennantPark Floating Rate Capital Ltd.

By:	/s/ Aviv Efrat

Name: Aviv Efrat Title: Chief Financial Officer